02 OCT 10 AM 9:27

October 3, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

02055370

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated September 26, 2002, (Sale of Interest in Sumikin Chemical Co., Ltd.)

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 10/30

September 26, 2002
Sumitomo Metal Industries, Ltd.

Sale of Interest in Sumikin Chemical Co., Ltd.

On September 26, 2002, Sumitomo Metal Industries, Ltd. decided to sell its 90% share of interest of Sumikin Chemical Co., Ltd., to Air Water Inc..

1. Reasons for the transfer of operations
Sumikin Chemical Co., Ltd. manufactures and sells basic chemicals and functional intermediate chemicals, and provides fuel gas to steelworks. Byproducts from coke ovens at our company's steelworks in Wakayama and Kashima, as well as coal resources obtained during the coke oven gas refining process are used as raw materials for these chemicals. Sumikin Chemical considers the functional chemical operation as a future growth area, although it is not our company's core operational area. After merging with Kyodo Oxygen Co., Ltd. in April 2000, Air Water Inc. has maintained a close business relationship with our company in the onsite industrial gas operation of our company's steelworks. Air Water Inc. is trying to reinforce medicine- and electronics-related operations, in addition to its core gas business. The transfer of Sumikin Chemical's operations to Air Water Inc. was agreed upon as Sumikin Chemical expects substantial synergies, including joint ownership with Air Water Inc. of products, technological development, and customers.

2. Details of the transfer of operations

Asset details and address	Book value	Transfer value	Current situation
Common stock of Sumikin Chemical Co., Ltd.	2.7 billion yen	4 billion yen	
1850 Minato, Wakayama (Land for Sumikin Chemical and Air Water Inc. inside the Wakayama Steelworks)	0.4 billion yen	Will be determined based upon the third party's appraisal*.	The said land is leased to both companies in accordance with the land leasing contract.

*The land will be transferred in January 2003.

Sumikin Chemical Co., Ltd. has been our company's consolidated subsidiary up until the previous term. In accordance with the agreement with Air Water Inc. regarding the transfer of operations, our company will transfer 10,800,000 shares (90% of total shares outstanding) of Sumikin Chemical's stock to AIR WATER. As a result, Sumikin Chemical will be excluded from our consolidated subsidiaries.

3. Overview of Sumikin Chemical Co., Ltd.
(1) Company name: Sumikin Chemical Co., Ltd.
(Upon stock transfer, the company name will be changed to Sumikin Air Water Chemical Inc.)
(2) Representative: Koichiro Nishikawa, President
(3) Head office: 2-16-2, Soto Kanda, Chiyoda-ku, Tokyo
(4) Established: November 1958

(5) Main operations:	Production and sales of coal chemical products and their secondary products and also other organic chemical industrial products. Refining of coke oven gas.
(6) End of fiscal year:	March 31
(7) Employees:	298 (as of the end of March 2002)
(8) Main offices:	Osaka Office, Development Laboratory (Kashima, Ibaragi Pref.), Wakayama Plant and Kashima Plant
(9) Capital:	3 billion yen (as of the end of March 2002)
(10) Shares outstanding:	12,000,000 shares (as of the end of March 2002)
(11) Major shareholders and percentage:	Sumitomo Metal Industries 11,930,200 shares (99.42%) Sumikin Chemical employees' holding association 57,800 shares (0.48%)

(As of the end of March 2002)

(12) Results (last fiscal year)	Sales	21,811 million yen
	Income from continuing operations	630 million yen
	Net income	113 million yen

4. Overview of Air Water Inc.

(1) Company name:	Air Water Inc.
(2) Representative:	Hiroshi Aoki, Chairman and CEO
(3) Head office:	1, Kita Sanjo Nishi, Chuo-ku, Sapporo
(Headquarters)	1-20-16, Higashi Shinsaibashi, Chuo-ku, Osaka
(4) Main operations:	Supply of gas to steel, chemical, and electronics industries. Sales of industrial and medical equipment. Supply of medical gas and medical services. Nursing care/welfare services. Supply of LPG and natural gas.
(5) Relationship to us:	Onsite industrial gas supply at our Wakayama and Kashima steelworks. Our company holds 7,585,000 shares of AIR WATER INC..'s stock (5% of total shares outstanding).

5. Schedule

September 26, 2002:	Decision at our board of directors meeting
September 26, 2002:	Execution and implementation of a stock transfer agreement
October 1, 2002:	Change of company name (tentative)
January 2003:	Transfer of land designated for the new operation at the Wakayama Steelworks (tentative)

6. Projected effect on the entire this fiscal year business results due to the transfer

Consolidated sales:	-11 billion yen
Consolidated income from continuing operations:	-0.3 billion yen
Consolidated net income:	0.6 billion yen (excluding profits from the land transfer)